Mail Stop 4561

March 11, 2009

Kristen L. Magnuson
Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

>   **Re: JDA Software Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 000-27876**

Dear Ms. Magnuson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief